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                                                                  EXHIBIT (A)(3)



          E-MAIL COMMUNICATION TO ELIGIBLE AHL SERVICES, INC. EMPLOYEES
                             DATED NOVEMBER 30, 2001


To:      AHL's U.S. Employees in the Marketing Services Group
From:    A. Clayton Perfall, Chief Executive Officer

Today, AHL is announcing an important and exciting opportunity for U.S. employees in the marketing services group who have AHL stock options. The management of AHL recognizes that our stock option program can be a valuable program for our employees. However, with the recent stock market volatility, many of you hold AHL stock options with an exercise price that is significantly higher than the current trading price of AHL's common stock.

In light of this situation, I am pleased to announce that the board of directors of AHL has authorized a stock option exchange program. This is a voluntary program that allows AHL employees to cancel their current stock options in exchange for a new option to be granted by AHL's board of directors no earlier than six months and one day after the options are canceled.

More detailed information about this program will be mailed or hand delivered to you later today, including a detailed set of questions and answers about the program. We will also offer you ample opportunity to discuss the program and will answer any additional questions you may have.

We look forward to implementing this program and hope that it will provide you meaningful participation in AHL's long-term future success. Thanks and keep up the great work.


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